

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2023

Dan Lynch
Chief Financial Officer
DP Cap Acquisition Corp I
341 Newbury Street, 6th Floor
Boston, Massachusetts 02115

      Re: DP Cap Acquisition Corp I
          Preliminary Proxy Statement on Schedule 14A
          Filed April 14, 2023
          File No. 001-41041

Dear Dan Lynch:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Erika Weinberg